Exhibit (c)(1)

11 May 2015

MetLife Chile Inversiones Limitada

Att: Mr. Randal Haase

1095 Avenue of the Americas

New York, New York 10036

Ladies and Gentlemen:

We understand that MetLife Chile Inversiones Limitada (“Purchaser,” “you” or “Client”), a Chilean limited liability company and indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”) proposes to enter into a Share Purchase Agreement (the “Purchase Agreement”) whereby, upon the terms and subject to the conditions set forth in the Purchase Agreement, you will purchase all of the Common Shares (the “Subject Shares”) of Administradora de Fondos de Pensiones Provida S.A. (“Provida” or the “Company”), a Chilean corporation indirectly controlled (through a 93.2% equity interest) by MetLife, held by The Bank of New York Mellon (the “Depositary”), as depositary of the American Depositary Shares (“ADSs”) of the Company that are subject to that certain terminated deposit agreement, dated as of 22 November 1994, as amended and restated as of 7 February 1996, as further amended and restated as of 19 August 1999 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of the ADSs issued thereunder. We refer to the acquisition by Purchaser of the Subject Shares pursuant to the Transaction Agreement as the “Transaction” and to the unaffiliated beneficial owners of the Subject Shares as the “Unaffiliated ADS Holders.” The terms and conditions of the Transaction will be set forth more fully in the Purchase Agreement to be executed by Purchaser and the Depositary.

Pursuant to the Purchase Agreement, the purchase price per Common Share of Provida (the “Provida Common Shares”) to be paid by Purchaser in the Transaction will be equal to the volume weighted average price at which the Provida Common Shares have settled in the Santiago Stock Exchange (Bolsa de Valores) during the period beginning on 7 May 2015 and ending on the third (3rd) business day prior to the Closing Date (as defined in the Purchase Agreement), except that the purchase price per Common Share shall in no event be less than CLP$3,092.05 or, subject to the terms of the Purchase Agreement, more than CLP$3,300.00 (the “Purchase Price”), without interest or adjustment.

You have asked Ernst & Young Investment Advisers LLP (“we” or “EYIA”) to advise you as to the fairness to the Unaffiliated ADS Holders, from a financial point of view, of the Purchase Price to be paid by Purchaser to the Depositary pursuant to the Purchase Agreement.

MetLife Chile Inversiones Limitada

11 May 2015

For the purpose of this opinion, we have, among other things:

1.	reviewed a draft dated as of 11 May 2015 of the Purchase Agreement,

2.	reviewed certain publicly available information concerning Purchaser, MetLife and Provida that we believe to be relevant to our analysis, including, without limitation, (a) the 6 August 2013 MetLife Schedule TO and related amendments and financial projections filed in connection with MetLife’s acquisition of a majority of the Provida Common Shares (including Provida Common Shares represented by ADSs) (“Initial Transaction”), (b) the 3 September 2013 Provida Schedule 14D-9 filed in connection with the Initial Transaction, (c) the 11 March 2015 Provida Form 6-K disclosing Provida’s financial results for the Fiscal Year ended 31 December 2014, (d) the 11 October 2013 MetLife Schedule 13D and related amendments (the “Schedule 13D”) relating to the beneficial ownership of MetLife and its affiliates of shares of Provida, (e) the 19 November 2014 MetLife Chile Acquisition Co. S.A. Form F-4 and related amendments (the “F-4”), (f) the 11 March 2015 MetLife Form 8-K and related materials presented at MetLife’s 11 March 2015 Latin America Investor Day Conference, (g) the Provida Annual Report on Form 20-F for Fiscal Year ended 31 December 2014, and (h) the 1 May 2015 Provida Form 6-K disclosing Provida’s financial results for the first quarter of 2015,

3.	reviewed the Deposit Agreement,

4.	held discussions with members of management of MetLife and Purchaser and its legal counsel regarding the Transaction, the information provided by you and management of MetLife, and publicly available information,

5.	reviewed certain financial information provided to us by you and management of MetLife,

6.	reviewed and compared the Purchase Price to (a) the purchase price paid by affiliates of MetLife in private acquisitions of ADSs and Provida Common Shares since the Initial Transaction as disclosed in the Schedule 13D, (b) the withdrawal price paid by Provida pursuant to the limited withdrawal rights for holders of Provida Common Shares in connection with the proposed merger described in the F-4 under Chilean law as described by MetLife and (c) alternative withdrawal prices, including book value per Provida Common Share, that would be available to holders of Provida Common Shares under certain circumstances, including in connection with MetLife acquiring 95.0% or more of the equity of Provida,

7.	conducted a market analysis for Provida Common Shares on a fair market value basis using a dividend discount model (“DDM”), based on prospective Provida financial information for the years 2015 to 2017 provided to us by management of MetLife,

8.	reviewed the financial terms of certain other unrelated third party precedent business combinations that we deemed generally relevant,

9.	compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for Provida,

MetLife Chile Inversiones Limitada

11 May 2015

10.	reviewed the historical stock prices and trading volumes of Provida Common Shares, and

11.	reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

For purposes of our review and in arriving at our opinion, we have relied upon publicly available information and non-public information regarding you, MetLife or the Company that was provided by you or management of MetLife. We did not review analyses, opinions or board presentations from the Initial Transaction, and we did not have discussions with management of Provida.

In connection with our review and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information discussed with, made available to, or used by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft dated as of 11 May 2015 of the Purchase Agreement, without waiver, modification or amendment of any material term, condition or agreement thereof. We have, with your and MetLife’s consent, assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Provida or on the expected benefits of the Transaction in any way meaningful to our analysis. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of the Subject Shares or for any other security of Provida. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Provida nor have we evaluated the solvency or fair value of Provida under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. Our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. With respect to the prospective financial information provided to us by management of MetLife, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of Provida. We express no opinion with respect to any of such forecasts or the assumptions on which they were based.

Our opinion as expressed herein is limited to the fairness to the Unaffiliated ADS Holders, from a financial point of view, of the Purchase Price to be paid by Purchaser to the Depositary pursuant to the Purchase Agreement, and we express no opinion as to the fairness of any other agreement, arrangement, transaction or understanding among any of MetLife, the Purchaser, Provida, any of their respective affiliates, the Depositary and the Unaffiliated ADS Holders, or any consideration received in connection therewith by the Unaffiliated ADS Holders or the holders of any other securities of Provida, creditors or other constituencies of Provida, or the relative merits of the Transaction as compared to alternative transactions that might be available to Purchaser, the Unaffiliated ADS Holders or the Depositary. We are not expressing any opinion as to the prices at which the Subject Shares or any other securities of Provida will actually trade at any time. Our opinion does not constitute advice or a recommendation to any holder of Provida Common Shares as to any matter or course of action available to such holder relating to the Transaction or the effects thereof. The opinion should not be construed by Provida or Provida’s stockholders as constituting investment advice.

We have not acted as financial advisor to MetLife, the Purchaser or the Depositary in connection with the Transaction, and were only engaged to render this opinion. We will receive a fee for our services, a portion of which is payable upon the rendering of this opinion. No part of our fee is contingent on the conclusions of this opinion. In addition, MetLife and Purchaser have agreed to indemnify us and certain related parties for certain liabilities and other matters arising out of or related to our engagement and to reimburse us for certain out of pocket expenses.

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11 May 2015

We and our affiliates have in the past provided, currently are providing and in the future may provide assurance, tax, transaction and advisory services and other consulting services to MetLife, Purchaser and certain of their respective affiliates, for which we and such affiliates have received, and may receive, compensation. In addition, certain of our affiliates maintain significant commercial (including customer) relationships with MetLife and certain of its affiliates, and certain our affiliates and their members also purchase insurance services from MetLife and its affiliates in the ordinary course of business. During the two years preceding the date of this opinion, certain of our affiliates have provided, currently are providing and in the future may provide assurance, tax, transaction and advisory services and other consulting services to Provida for which compensation has been received or is intended to be received for the rendering of such services. In the ordinary course of their respective businesses, we, our affiliates, and their respective employees may have long or short positions, either on a discretionary or non-discretionary basis, for their own account or for those of their clients, in the securities of MetLife, Provida or other persons who may have an interest in connection with the Transaction.

This letter and the opinion expressed herein are provided at the request of Purchaser and for the benefit and use of each of MetLife and Purchaser, including, without limitation, as filing persons of the Schedule 13E-3 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Transaction and only in connection with consideration of the Transaction and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter and the opinion expressed herein may be reproduced and included in a Schedule 13E-3 filing and any subsequent amendments to such Schedule 13E-3 filing made by Purchaser and MetLife, or any other filing required to be made by MetLife or Purchaser as required under Chilean law in connection with the Transaction and in materials required to be delivered to shareholders of Provida which are part of such filings, if and only if this opinion is reproduced in such document in its entirety. This opinion has been approved by our authorized internal review committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by Purchaser to the Depositary pursuant to the Purchase Agreement is fair to the Unaffiliated ADS Holders from a financial point of view.

/s/ Ernst & Young Investment Advisers LLP